Oracle Health, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

December 30, 2020

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deanna Virginio

Re:	Oracle Health, Inc.

Amendment No.1 to

Offering Statement on Form 1-A

Filed December 11, 2020

File No. 024-11356

Dear Ms. Virginio,

We hereby submit the responses of Oracle Health, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 29, 2020, providing the Staff’s comments with respect to the Company’s offering statement on the Amendment No.1 to Form 1-A (the “Offering Statement Amendment No. 1”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 2”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Cover Page

1.	We note your response to our prior comment 2 and revised disclosure on page 3. Please revise the cover page to remove the statement that you “market” a tiny insertable cardiac device. Also, revise the cover page and the “Overview” on page 1 to clarify that you will use offering proceeds to complete product engineering and that you will seek FDA clearance or approval after you have undertaken animal and later human testing.

Response: We have made the requested changes in the Offering Statement Amendment No. 2.

Overview, page 1

2.	We note your response to prior comment 3. Please revise the Summary to discuss briefly the material steps that you must take in order to complete your analysis to show that your device is equivalent to, or an improvement on, Class II devices that have already been approved under the FDA’s 510k framework.

Response: We have revised the Summary in the Offering Statement Amendment No. 2 in response to the comment above.

Our Competitive Advantages, page 2

3.	Please revise the “Our Competitive Advantages” disclosures on pages 2 and 31 to clarify that your planned product is not fully developed and not FDA cleared. In this regard, we note that your performance claims are speculative and therefore require this context.

Response: We have revised the disclosures in the Offering Statement Amendment No. 2, as requested, to clarify that our planned product is not fully developed or FDA cleared.

Our Maastricht University Research Collaboration, page 32

4.	We note your revised disclosures in response to prior comments 5 and 14. With reference to your disclosures on page 2, please revise to clarify whether the proof of concept device employed multi-sensors to track trending changes in heart performance, including heart rhythms, electrocardiogram (ECG or EKG), and heart and lung sounds and activities.

Response: We have revised our disclosure in the Offering Statement Amendment No. 2 to clarify what the proof of concept device does.

Government Regulation, page 34

5.	We note your disclosure that you expect that the filing of an application for FDA approval under the 510k framework will follow after the completion of the Pre-Sub process. Please clarify whether you must also have a fully developed product before you can submit an application for FDA approval under the 510k framework.

Response: In the Offering Statement Amendment No. 2, we have clarified the timing of the FDA 510k application process, as requested.

Exhibits Index

Exhibit 11.1, page III-1

6.	Please provide an updated consent from your independent auditor.

Response: We have provided an updated consent from our independent auditor as an exhibit to the Offering Statement Amendment No. 2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ORACLE HEALTH, INC.

By:	/s/ Jaeson Bang
Jaeson Bang
CEO and president

cc:	Paul C. Levites

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